Exhibit 99.136

Torque Esports’ Stream Hatchet reveals insights in gaming streaming Q1 report

●	Facebook Gaming enjoys massive 900 percent increase compared to 2020
●	Valorant debuts as the biggest streaming game ever
●	Esports racing viewers expand by more than 1000 percent
●	Travis Scott’s Fortnite concert breaks records as the biggest gaming/music crossover ever

MIAMI, FL (Wednesday, May 6, 2020) – Torque Esports’ (OTCQB: MLLLF) (TSXV: GAME) gaming live streaming data and analytics experts Stream Hatchet has released its 2020 Q1 report – highlighting the massive growth for the gaming industry during the global COVID-19 pandemic.

Stream Hatchet measures gaming live streaming data across all platforms, including Twitch, YouTube, Microsoft’s Mixer, Facebook Gaming, and more.

VIEW REPORT: torqueesport.com/stream_hatchet_q1_2020_report

DOWNLOAD REPORT: torqueesport.com/stream_hatchet_q1_2020_report.pdf

The Stream Hatchet Q1 report shows gaming has continued its rapid growth as one of the world’s biggest entertainment platforms, with 4.9 billion hours of live-streamed content watched during Q1 2020. This is a 35 percent increase compared to 2019.

Audiences are racing to streaming platforms like Twitch, YouTube Gaming, Mixer, and Facebook to watch esports and influencer live streams.

On average, weekly viewers of gaming live streams have increased by 70 percent year-over-year. Most notably, that growth has accelerated across the last four weeks, an increase of more than 100%.

The key findings from the Stream Hatchet report not only highlight the number of people who are now turning to gaming for entertainment – but what they are watching and how they are watching it.

Twitch remains the market leader with more than 50 percent of all gaming content watched on the platform; in 2020, viewers have watched 15 percent more hours on Twitch compared to the same period in 2019.

However, Facebook is the big mover in the market with 900 percent more viewers of gaming live streams on this platform in Q1 2020 compared to last year.

Three of the other big winners in Q1:

●	Valorant from Riot Games,
●	the esports racing genre,
●	Rapper Travis Scott’s recent Fortnite concert.

During its first four weeks of video game streaming, Valorant has amassed more than 323 million hours watched. That’s twice as many as Apex Legends – the second biggest launch in video game streaming.

In the second week of streaming, Valorant generated 131 million weekly hours watched. That’s one million more hours watched than all of the other top five games combined in their second week.

“The gaming industry and the popularity of live streams continue to grow, but the COVID-19 situation has caused a massive spike in streaming popularity as people stuck at home look for new entertainment options,” said Torque Esports President and CEO, Darren Cox.

“The key industry indicators which the Stream Hatchet team will be monitoring going forward is whether these numbers are sustainable or whether they will be a blip on the radar. Many new fans are being introduced to gaming as a live streaming entertainment option for the first time, and many game publishers, leagues and teams are looking to use this as a base to further build their business.”

Torque Esports’ gaming studio Eden Games enjoyed a 291 percent increase in daily downloads year-on-year during April for its motorsports title, Gear.Club. The Lyon, France-based studio also produces F1 Mobile for UK-based publisher Codemasters.

Esports racing content has also attracted massive audience growth in 2020 – a nearly 1000 percent increase in the first four months. More than 6.8 million hours of live stream content has been watched by fans from across the world, including Torque’s The Race All-Star Esports Series, Formula 1’s console-based series, and iRacing competitions with NASCAR and IndyCar in the US.

But gamers are doing more than just watching other gamers compete. Fortnite continues to set new records with gaming/music crossover events. Last year’s in-game performance by Marshmello attracted more than 1.9 million peak viewers in February. This year’s performance from rapper Travis Scott exceeded that number with 2.8 million peak viewers.

“The numbers are highlighting the fact that in-game streaming is certainly a highly viable entertainment option. Motorsport fans are tuning in in droves to see virtual race action and in-game performances from music artists are attracting more and more fans,” Stream Hatchet Co-founder and CEO, Eduard Montserrat said.

“Do we expect some of these numbers to level off in the long run? Yes, but the interesting thing is that virtual sports content will be something that leagues will continue to investigate, and performers and their labels will continue to look at gaming opportunities as a key part of their promotional strategy and brand building.”

“We know this by the level of inquiry we’re receiving from brands, companies, publishers, and leagues. Stream Hatchet can provide data that is far more precise compared to something like televisions ratings, which only comes from a relatively small sample size.

“Our Gaming Data is global. Our tech helps business leaders uncover how to reach the largest audience, and maximize their investment in gaming.”

The Torque Esports group also includes the Maranello, Italy-based motorsport simulator company, Allinsports; esports tournament and streaming platform, UMG Games; UK-based content, and esports tournament creators, IDEAS+CARS; plus London-UK-based motorsport and esports racing media platform, The Race.

About Torque Esports

Torque focuses on three areas - esports data provision, esport tournament hosting and esports racing.

Torque aims to revolutionize esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK). With the acquisition of simulator company Allinsports – Torque offers gamers everything from Free to Play mobile games to the highest end simulators.

Building on the leading position of Stream Hatchet, a wholly-owned subsidiary, Torque also provides robust esports data and management information to brands, sponsors, and industry leaders. Its tournament organizing arm, UMG, has recently added a digital tournament platform to its portfolio of assets in its ever-growing ecosystem.

For more information, visit www.torqueesport.com.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Torque to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release.

Since forward-looking statements and information address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other factors that could affect the operations or financial results of the parties are included in reports on file with applicable securities regulatory authorities.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Torque does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this release.

For Further Information

Torque Esports:

Paul Ryan, paul.ryan@torqueesport.com, 678-644-0404

Darren Cox, CEO darrencox@torqueesport.com

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